Exhibit 12
General Motors Acceptance Corporation

Ratio of Earnings to Fixed Charges

December 31, (in millions)	2003	2002	2001	2000	1999

Earnings
Consolidated net income	$2,793	$1,870	$1,786	$1,602	$1,527
Provision for income taxes	1,591	1,071	1,047	954	960
Minority interest in consolidated subsidiaries and loss from equity investees	58	60	67	24	26

Consolidated income before income taxes, minority interest and loss from equity investees	4,442	3,001	2,900	2,580	2,513
Fixed charges	7,786	7,059	7,839	8,528	6,811

Earnings available for fixed charges	12,228	10,060	10,739	11,108	9,324
Fixed charges
Interest, debt, discount and expense	7,706	6,970	7,748	8,423	6,713
Portion of rentals representative of the interest factor	80	89	91	105	98

Total fixed charges	$7,786	7,059	7,839	8,528	6,811
Ratio of earnings to fixed charges	1.57	1.43	1.37	1.30	1.37